

March 24, 2014

<u>Via E-mail</u>
Mr. Steven Singh
CEO and Chairman of the Board
Concur Technologies, Inc.
601 108th Avenue NE, Suite 1000
Bellevue, Washington 98004

> **Re: Concur Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed November 13, 2013**
> **Form 8-K filed November 6, 2013**
> **File No. 000-25137**

Dear Mr. Singh:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Stephen Krikorian

                              Stephen Krikorian
                              Accounting Branch Chief

cc: <u>Via E-mail</u>
       Kyle Sugamele, Chief Legal Officer
       Frank Pelzer, Chief Financial Officer